FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Greene Milton Anthony (Last) (First) (Middle) **880 Carillon Parkway** (Street) **St. Petersburg FL 33716** (City) (State) (ZIP)	**Raymond James Financial (RJF)** 3. IRS or Social Security Number of Reporting Person (Voluntary) 4. Statement for Month/Day/Year **January 3, 2003** 5. If Amendment Date of Original (Month/Day/Year)	_X_ Director _____ 10% Owner _X_ Officer (give _____ Other (specify title below) below) **Chairman and CEO of RJFS** 7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**406,090**	**D**	
RJF Common Stock								**176,568***	**I**	**ESOP**
RJF Common Stock								**8,263**	**I**	**Spouse**

* Includes number of shares acquired under ESOP through 12/2002

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

FORM 4 (continued)   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)				5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)	6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv- Month (Instr. 4)	10.Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)		Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)									**Current**	1/18/2003	**Common stock**	**9,000**	22.1667			
Employee Stock Option (Right to buy)									11/18/02- 11/18/04	1/18/2005	**Common stock**	**6,000**	20.6250			
Employee Stock Option (Right to buy)									11/28/04- 1/02/07	1/28/2007	**Common stock**	**#####**	32.0000	25,000	**D**	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ M. ANTHONY GREENE   1/3/2003
**Signature of Reporting Person   Date

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    see Instructions 6 for procedure.

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